UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 12, 2024, NWTN Inc., a Cayman Islands exempted company (the “Company”), received a determination notice from the staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) with the Securities and Exchange Commission (the “SEC”) and regain compliance with Nasdaq Listing Rule 5250(c)(1) by November 11, 2024, the Staff has determined that, unless the Company requests an appeal by November 19, 2024, Nasdaq will suspend trading of the Company’s ordinary shares and warrants at the opening of business on November 21, 2024 and will file a Form 25-NSE with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq (the “Determination”).

The Determination does not result in the immediate suspension of trading or delisting of the Company’s securities, and the Nasdaq Listing Rules provide a procedure for the Company to appeal the Determination and seek a stay of suspension pending the appeal. Pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series, the Company may appeal the Determination to a Hearings Panel (the “Panel”), which request will stay the trading suspension for 15 days from the date of the request. When the Company requests a hearing, it may also request an extended stay of the suspension, pending the hearing. The Company’s requests for a hearing and for an extended stay must be received by November 19, 2024.

By November 19, 2024, the Company intends to request for (i) a hearing to appeal the Determination, and (ii) for an extended stay of the trading suspension until the Panel has rendered a decision on the appeal.

As previously disclosed, on May 22, 2024, the Company received a notice from Nasdaq indicating that, as a result of the Company’s failure to file its 2023 Annual Report with the SEC, the Company was no longer in compliance with Nasdaq Listing Rule 5250(c)(1). Subsequently, Nasdaq granted the Company extensions until November 11, 2024 to regain compliance with Nasdaq Listing Rule 5250(c)(1) by filing the 2023 Annual Report with the SEC.

The Company is working diligently to file the 2023 Annual Report as soon as practicable. Although the Company will use all reasonable efforts to regain compliance with Nasdaq Listing Rule 5250(c)(1), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq listing criteria. There can be no assurance that the Panel will grant the Company’s request for continued listing or stay the suspension of the Company’s securities.

On November 18, 2024, the Company issued a press release announcing its receipt of the Determination. A copy of this press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated November 18, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 18, 2024

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman

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